Mail Stop 3561

June 3, 2010

**Via U.S. Mail**

Ruth Shepley
6046 FM 2920, Suite 619
Spring, TX 77379

**Re:**     **DE Acquisition 1, Inc.**
            **Amendment No. 1 to the Registration Statement on Form 10**
            **Filed May 19, 2010**
            **File No. 000-53924**

            **DE Acquisition 2, Inc.**
            **File No. 000-53925**

            **DE Acquisition 3, Inc.**
            **File No. 000-53926**

            **DE Acquisition 4, Inc.**
            **File No. 000-53927**

            **DE Acquisition 5, Inc.**
            **File No. 000-53928**

            **DE Acquisition 6, Inc.**
            **File No. 000-53929**

Dear Ms. Shepley:

        We have reviewed your responses to our letter dated May 3, 2010 and have the following additional comments.

General

1. We note your response to our prior comment 2 and reissue.  It remains unclear why it is necessary, under the circumstances, to file six separate registration statements for entities that do not have current plans to enter into a business combination or acquisition. Please consider withdrawing the registration statements for DE Acquisitions 2 through 6 and refilling when circumstances warrant.

Risk Factors

There is currently no trading market for our common stock, page 5

2. Please revise to delete the phrase "our current" from the second to last paragraph of this risk factor.

Item 5. Directors and Executive Officers, page 9

3. We note your response to our prior comment 6 and reissue. Please revise to provide complete disclosure of Ms. Shepley's business experience for the past five years, including dates. Also, identify the other businesses owned and operated by Ms. Shepley during the last five years, briefly describe the nature of her responsibility to the other businesses, and discuss briefly the size of the operation supervised. Please advise whether there has been any relationship between Ms. Shepley and Cruisestock Inc. (now known as Brookside Technology Holdings, Corp.) and between Ms. Shepley and Venture Fund I, and if so revise your disclosure accordingly.

\* \* \* \* \*

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Kristin Shifflet at (202) 551-3381 or Margery Reich at (202) 551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact J. Nolan McWilliams at (202) 551-3217 or me at (202) 551-3324 with any other questions.

Regards,

John Stickel
Attorney-Advisor

cc: Via facsimile (732) 577-1188
Gregg E. Jaclin, Esq.
Anslow & Jaclin, LLP